Exhibit 99.1

FOR IMMEDIATE RELEASEFor further information contact:

Investor Relations Department

Country/City Code 8862 Tel: 2656-8096

IR@gigamedia.com.tw

GigaMedia Announces Fourth-Quarter and Full Year 2017 Financial Results

TAIPEI, Taiwan, March 29, 2018 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the fourth quarter and full year of 2017.

“After the efforts in recent years in cleaning up the Company’s balance sheet and streamlining its operations, GigaMedia is now operating with a healthy margin, efficient marketing expenditures and disciplined overhead costs,” stated GigaMedia Limited Chief Executive Officer James Huang.

Fourth Quarter and Full Year Overview

l	Consolidated 4Q revenues decreased 11.98% quarter-over-quarter and 0.49% year-over-year. Full year revenues increased 29.26% to $11.6 million compared to $9.0 million in 2016.
l

Gross profit decreased 30.89% comparing to 3Q 2017, but increased 2.65% comparing to the prior year fourth quarter, to approximately $1.0 million. Full year gross profit increased by $1.7 million or 34.45% to $6.5 million. Gross margin rate for full year of 2017 was 56.04%, slightly increased from 53.87% last year.

l

Operating expenses in 4Q, excluding a reclassification from non-operating income of $1.7 million related to the ArcheAge transaction in 2Q 2017, slightly decreased 1.24% from prior quarter. Full year operating expenses, excluding impairment losses and the ArcheAge income, decreased by $1.3 million or 13.24% to $8.7 million from $10.0 million.

l

Income from operations for 4Q, excluding the reclassification from non-operating income of the $1.7 million ArcheAge income, decreased to a loss $0.7 million from a loss $0.3 million in 3Q, mainly due to lower revenues in 4Q. Full year operating loss, if excluding impairment losses and the ArcheAge income, were a loss of $2.2 million for 2017, representing a loss reduction of $3.0 million.

l	Consolidated general and administrative expenses in 4Q decreased by 17.31% quarter-on-quarter and by 10.89% year-over-year. Full year consolidated general and administrative expenses slightly increased by 2.07%.
l	Income tax benefit of $1.7 million in this quarter was related to a reversal of deferred income tax liabilities originally accrued for certain withholding obligations.
l	Adjusted EBITDA for the year ended December 31, 2017 was a loss of $1.1 million, compared to adjusted EBITA of $7.2 million loss in the prior year.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on online games and other digital entertainments.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Fourth Quarter

GIGAMEDIA4Q17 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	4Q17	3Q17	Change (%)	4Q17	4Q16	Change (%)
Revenues	2,028	2,304	-11.98%	2,028	2,038	-0.49%
Gross Profit	1,007	1,457	-30.89%	1,007	981	2.65%
Income (Loss) from Operations	988	(315)	NM	988	(4,422)	NM
Net Income (Loss) Attributable to GigaMedia	1,070	(129)	NM	1,070	(2,807)	NM
Net Income (Loss) Per Share Attributable to GigaMedia, Diluted	0.10	(0.01)	NM	0.10	(0.25)	NM
EBITDA (A)	(785)	(305)	NM	(785)	(3,948)	NM
Cash and Marketable Securities-Current	63,670	63,770	-0.16%	63,670	65,713	-3.11%
(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Fourth-Quarter Financial Results

•	Consolidated revenues for the fourth quarter of 2017 decreased 11.98% quarter-on-quarter from $2.3 million to $2.0 million and slightly decreased by 0.49% year-over-year.
•	Consolidated gross profit decreased 30.89% quarter-on-quarter from $1.5 million to $1.0 million and increased 2.65% year-over-year.
•

Consolidated operating expenses were $0.02 million in the fourth quarter of 2017. A decrease of $1.8 million from the third quarter of 2017 is mainly due to a reclassification from non-operating income of $1.7 million related to the ArcheAge transaction, already recognized in the second quarter of 2017. It also reflected the effective budgeting and cost management on general and administrative expenses. A slight increase in selling and marketing expenses from $0.6 million in the third quarter of

2017 to $0.7 million in the fourth quarter of 2017 is mainly due to the launch of a new game in mid-December 2017.
•

Consolidated income (loss) from operation of the fourth quarter of 2017 was an income of $1.0 million, compared to a loss of $ 0.3 million in the last quarter. The improvement from loss to income was mainly due to the reclassification of the ArcheAge income of $1.7 million.

Game division, excluding the reclassification of the ArcheAge income, almost reached break-even point, with an operating loss $0.3 million in this quarter, comparing both to an income of $0.2 million of the third quarter of 2017 and a loss of $3.5 million in the same period of last year.

•	Income tax benefit of the fourth quarter of 2017 was $1.7 million. The benefit was related to a reversal of deferred income tax liabilities originally accrued for certain withholding obligations.
•	Consolidated net income of the fourth quarter of 2017 was a net income of $1.1 million compared to a net loss of $2.8 million in the fourth quarter of 2016.
•	Cash and cash equivalents in the fourth quarter of 2017 accounted for $63.7 million, which decreased 0.2% from $63.8 million in the third quarter of 2017.
•	Consolidated EBITDA for the fourth quarter of 2017 was a loss of $0.8 million compared to a loss of $0.3 million in the third quarter of 2017 and a loss of $3.9 million in the fourth quarter of 2016.

Financial Position

GigaMedia maintained its solid financial position with cash and cash equivalents, and restricted cash accounted for $64.2 million approximately $5.8 per share as of December 31, 2017. The short-term debt remained zero, compared to $2.5 million as of the fourth quarter of 2016 and the total liabilities decreased $1.8 million quarter-on-quarter from $6.8 million to $5.0 million.

For the Full Year 2017

(all figures in US$ thousands, except per share amounts)	FY17 (unaudited)	FY16 (audited)	Change (%)
Revenues	11,596	8,971	29.26%
Gross Profit	6,498	4,833	34.45%
Loss from Operations	(490)	(7,130)	NM
Net Income (Loss) Attributable to GigaMedia	1,086	(6,066)	NM
Net Income (Loss) Per Share Attributable to GigaMedia, Diluted	0.10	(0.55)	NM
EBITDA (A)	(1,099)	(7,164)	NM
(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

•	Consolidated revenues for the year ended December 31, 2017 was $11.6 million, compared to $9.0 million in the last year. Gross profit was $6.5 million, compared to $4.8 million last year.
•	Consolidated gross profit for the year ended December 31, 2017 was $6.5 million, compared to $4.8 million last year.
•

Consolidated loss from operations for 2017 was a loss of $0.5 million, compared to a loss of $7.1 million in the last year. The loss reduction was mainly attributable to the decreases in marketing expenses and impairment losses, as well as the income from transferring the license right of ArcheAge to XL Games Inc.

•

Consolidated net Income (loss) for 2017 was $1.1 million, compared to a loss of $6.0 million in the same period last year. Earnings per share for the year ended December 31, 2017 was $0.10, compared to loss per share of $0.55 last year.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of March 29, 2018. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company's 2016 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

GigaMedia CEO James Huang stated: “We are continually looking for high gross profit games, focusing on smart spending on commercial advertisements to achieve high efficiency on marketing expense. With these the strategies, we can see the improvements now.

To look over the past two years, the management has been clearing up assets, trying to keep more cash on hand. We are persistently searching for investment targets with high potentials to expand our business and drive higher revenue for our shareholders.”

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with

GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the fourth quarter and full year 2017 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2017 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2017	09/30/2017	12/31/2016	12/31/2017	12/31/2016
	unaudited	unaudited	unaudited	unaudited	audited
	USD	USD	USD	USD	USD
Operating revenues
Asian online game and service revenues	2,027,831	2,304,287	2,038,188	11,596,221	8,971,305
Other revenues	—	—	—	—	—
	2,027,831	2,304,287	2,038,188	11,596,221	8,971,305
Operating costs
Cost of Asian online game and service revenues	1,020,993	846,905	1,057,163	5,098,495	4,138,111
Cost of other revenues	—	—	—	—	—
	1,020,993	846,905	1,057,163	5,098,495	4,138,111
Gross profit	1,006,838	1,457,382	981,025	6,497,726	4,833,194
Operating expenses
Product development and engineering expenses	237,744	269,539	330,895	1,072,350	1,045,182
Selling and marketing expenses	745,169	601,638	2,311,585	3,992,351	5,512,695
General and administrative expenses	741,253	896,398	831,817	3,527,799	3,456,300
Impairment losses	—	—	1,914,565	—	1,914,565
Other	(1,705,532)	4,515	14,196	(1,605,017)	35,002
	18,634	1,772,090	5,403,058	6,987,483	11,963,744
Income (loss) from operations	988,204	(314,708)	(4,422,033)	(489,757)	(7,130,550)
Non-operating income (expense)
Interest income	207,775	208,696	84,383	602,224	302,515
Gain on sales of marketable securities	1,618	—	—	1,618	—
Interest expense	(112)	(9,985)	(11,831)	(33,544)	(81,446)
Foreign exchange (loss) gain - net	(85,955)	(13,239)	56,878	(551,167)	(300,651)
Gain (loss) on disposal of property, plant and equipment	(1)	(2)	(39,709)	962	751,133
Equity in net loss on equity method investments	(79)	(105)	264,979	(23,761)	(1,730,872)
Gain on disposal of investments	—	—	25,894	—	848,629
Impairment loss on marketable securities and investments	(176)	(233)	—	(52,651)	—
Other - net	(1,712,323)	860	88,655	(38,702)	125,532
	(1,589,253)	185,992	469,249	(95,021)	(85,160)
Loss from continuing operations before income taxes	(601,049)	(128,716)	(3,952,784)	(584,778)	(7,215,710)
Income tax benefit (expense)	1,671,511	(7)	1,146,193	1,671,048	1,148,723
Net (loss) income attributable to shareholders of GigaMedia	1,070,462	(128,723)	(2,806,591)	1,086,270	(6,066,987)
Earnings (loss) per share attributable to GigaMedia:
Basic	0.10	(0.01)	(0.25)	0.10	(0.55)
Diluted	0.10	(0.01)	(0.25)	0.10	(0.55)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	12/31/2017	09/30/2017	12/31/2016
	unaudited	unaudited	audited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	63,670,458	63,767,004	65,710,816
Marketable securities - current	—	2,617	2,617
Accounts receivable - net	751,114	699,407	870,785
Prepaid expenses	389,984	310,286	547,818
Restricted cash	506,981	503,640	500,000
Other receivables	67,884	495,685	1,099,183
Other current assets	124,595	155,240	151,358
Total current assets	65,511,016	65,933,879	68,882,577

Marketable securities - noncurrent
Investments	—	—	72,052
Property, plant & equipment - net	157,730	135,287	6,605
Intangible assets - net	3,409	2,812	—
Prepaid licensing and royalty fees	458,914	516,477	1,020,034
Other assets	282,036	325,763	346,072
Total assets	66,413,105	66,914,218	70,327,340

Liabilities and equity
Short-term borrowings	—	—	2,480,620
Accounts payable	313,557	269,316	265,966
Accrued compensation	548,903	565,446	210,083
Accrued expenses	2,157,790	2,037,396	3,827,905
Unearned revenue	1,863,308	2,068,262	1,867,623
Other current liabilities	163,703	223,173	346,036
Total current liabilities	5,047,261	5,163,593	8,998,233
Other liabilities	—	1,671,511	1,671,511
Total liabilities	5,047,261	6,835,104	10,669,744
GigaMedia’s shareholders’ equity	61,365,844	60,079,114	59,657,596
Noncontrolling interest	—	—	—
Total equity	61,365,844	60,079,114	59,657,596
Total liabilities and equity	66,413,105	66,914,218	70,327,340

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended
	12/31/2017	9/30/2017	12/31/2016
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	1,070,462	(128,723)	(2,806,591)
Depreciation	20,886	18,929	50,414
Amortization	3,315	3,301	26,967
Interest income	(207,775)	(208,695)	(84,383)
Interest expense	112	9,985	11,831
Income tax expense (benefit)	(1,671,511)	7	(1,146,193)
EBITDA	(784,511)	(305,196)	(3,947,955)